Exhibit 21.8

RuMe Inc.

Financial Statements

As of December 31, 2017 and 2016, and
for the Years Ended December 31, 2017,
2016 and 2015

RuMe Inc.

Independent Auditor’s Report

Board of Directors

RuMe Inc.

Centennial, Colorado

We have audited the accompanying financial statements of RuMe Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ACM LLP | Denver • Boulder • Northern Colorado • Laramie

303 East 17th Avenue, Suite 600 | Denver, Colorado 80203 | 303.830.1120 | www.acmllp.com | denver@acmllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RuMe Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 of the financial statements, the Company has experienced losses and negative cash flows from operations, has negative working capital and is currently in default on its senior credit facility. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ ACM LLP

Denver, Colorado

January 10, 2019

www.acmllp.com

RuMe Inc.

Balance Sheets

December 31,	2017	2016
Assets
Current assets:
Cash and cash equivalents	$42,602	$25,510
Accounts receivable, net	1,589,550	2,425,461
Inventories, net	1,255,487	1,369,203
Prepaid expenses and other current assets	94,059	150,308
Total current assets	2,981,698	3,970,482

Property and equipment, net	533,725	577,278

Other long-term assets:
Intangible assets, net	9,160	26,945
Security deposit	—	9,597

Total other long-term assets	9,160	36,542

Total assets	$3,524,583	$4,584,302

Continued.

RuMe Inc.

Balance Sheets

December 31,	2017	2016
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$2,130,449	$1,904,035
Accrued expenses and other liabilities	1,067,312	1,045,459
Senior line of credit, net of loan costs	1,471,361	1,964,390
Capital lease obligations, current	47,661	45,154
Current portion of senior notes payable, net of discount and loan costs	1,765,160	236,898
Total current liabilities	6,481,943	5,195,936

Long-term liabilities:
Accrued dividends	1,618,583	1,320,873
Subordinated related party note payable, net of discount	1,016,838	565,842
Capital lease obligations, non-current	46,283	93,944

Total liabilities	9,163,647	7,176,595

Commitments and contingencies

Stockholders’ deficit:
Series A preferred stock- $0.18 per share, $0.01 par value, 5,002,774 shares authorized, issued and outstanding; liquidation preference of $1,543,298	50,028	50,028
Series B preferred stock- $0.20 per share, $0.01 par value, 2,500,924 shares authorized, issued and outstanding; liquidation preference of $825,567	25,009	25,009
Series B-1 preferred stock- $0.20 per share, $0.01 par value, 4,999,076 shares authorized, issued and outstanding; liquidation preference of $1,650,218	49,991	49,991
Series C preferred stock- $0.1423 per share, $0.01 par value, 42,361,393 shares authorized, and 23,896,634 shares issued and outstanding; liquidation preference of $4,395,588	238,966	238,966
Common stock- $0.01 par value, 90,000,000 shares authorized; 14,597,549 shares issued and outstanding	145,975	145,975
Additional paid-in-capital	4,801,309	4,678,367
Accumulated deficit	(10,950,342)	(7,780,629)
Total stockholders’ deficit	(5,639,064)	(2,592,293)

Total liabilities and stockholders’ deficit	$3,524,583	$4,584,302

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Statements of Operations

Year Ended December 31,	2017	2016	2015

Sales, net of discounts, returns and allowance	$12,614,960	$12,560,330	$10,254,276

Cost of sales	8,476,741	6,660,901	6,704,032
Gross profit	4,138,219	5,899,429	3,550,244

Operating expenses:
Payroll expense	2,801,049	2,528,503	1,775,959
Sales, advertising and marketing	2,281,014	2,327,402	1,189,019
General and administrative	1,357,746	2,395,519	1,757,563
Research and development	46,988	18,856	31,336
Depreciation and amortization	130,875	124,338	170,316
Total operating expenses	6,617,672	7,394,618	4,924,193

Loss from operations	(2,479,453)	(1,495,189)	(1,373,949)

Other income (expense):
Other expense	13,178	(46,072)	(544)
Interest expense	(703,438)	(244,007)	(44,726)
Total other expense, net	(690,260)	(290,079)	(45,270)

Net loss	$(3,169,713)	$(1,785,268)	$(1,419,219)

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Statement of Changes in Stockholders’ Deficit

	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock				Additional
	Series A		Series B		Series B-1		Series C		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2015	5,002,774	$50,028	2,500,924	$25,009	4,999,076	$49,991	23,896,634	$238,966	14,597,549	$145,975	$4,727,659	$(4,576,142)	$661,486
Stock based compensation	—	—	—	—	—	—	—	—	—	—	9,691	—	9,691
Dividends- non cash	—	—	—	—	—	—	—	—	—	—	(255,238)	—	(255,238)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,419,219)	(1,419,219)
Balance, December 31, 2015	5,002,774	$50,028	2,500,924	$25,009	4,999,076	$49,991	23,896,634	$238,966	14,597,549	$145,975	$4,482,112	$(5,995,361)	$(1,003,280)
Stock based compensation	—	—	—	—	—	—	—	—	—	—	9 ,691	—	9,691
Dividends- non cash	—	—	—	—	—	—	—	—	—	—	(275,657)	—	(275,657)
Stock warrants issued in connection with related party debt	—	—	—	—	—	—	—	—	—	—	462,221	—	462,221
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,785,268)	(1,785,268)
Balance, December 31, 2016	5,002,774	$50,028	2,500,924	$25,009	4,999,076	$49,991	23,896,634	$238,966	14,597,549	$145,975	$4,678,367	$(7,780,629)	$(2,592,293)
Stock based compensation	—	—	—	—	—	—	—	—	—	—	12,652	—	12,652
Dividends- non cash	—	—	—	—	—	—	—	—	—	—	(297,710)	—	(297,710)
Stock warrants issued in connection with debt	—	—	—	—	—	—	—	—	—	—	408,000	—	408,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,169,713)	(3,169,713)
Balance, December 31, 2017	5,002,774	$50,028	2,500,924	$25,009	4,999,076	$49,991	23,896,634	$238,966	14,597,549	$145,975	$4,801,309	$(10,950,342)	$(5,639,064)

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Statements of Cash Flows

Year Ended December 31,	2017	2016	2015

Cash flows from operating activities:
Net loss	$(3,169,713)	$(1,785,268)	$(1,419,219)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	243,459	202,690	165,146
Amortization	24,754	22,815	40,908
Amortization of debt discounts	435,942	106,858	—
Amortization of loan costs	30,238	—	—
Bad debt expense, net of recoveries	(4,043)	46,332	23,375
Inventory write-off expense and loss provisions	215,000	—	45,000
Interest paid-in-kind	95,632	21,205	—
Stock based compensation expense	12,652	9,691	9,691
Loss on disposal of property and equipment	23,115	—	—
Changes in operating assets and liabilities:
Accounts receivable	839,954	(1,572,886)	920,051
Inventories	(101,284)	368,908	(829,404)
Prepaid expenses and other assets	65,846	(104,490)	(45,818)
Accounts payable	226,414	390,918	649,564
Accrued expense and other liabilities	21,853	537,662	154,301

Net cash used in operating activities	(1,040,181)	(1,755,565)	(286,405)
Cash flows from investing activities:
Purchases of property and equipment	(223,021)	(207,282)	(283,879)
Acquisition of intangible assets	(6,969)	(8,543)	(32,862)

Net cash used in investing activities	(229,990)	(215,825)	(316,741)
Cash flows from financing activities:
(Repayments) advances on lines of credit	(463,789)	250,631	1,266,487
Proceeds from issuance of term loan debt	2,000,000	—	—
Proceeds from issuance of related party debt	—	900,000	—
Cash paid for loan costs	(123,804)	—	—
Repayments of long-term debt	(79,990)	(21,322)	(11,910)
Repayments of capital lease obligations	(45,154)	(42,750)	(27,168)

Net cash provided by financing activities	1,287,263	1,086,559	1,227,409

Net increase (decrease) in cash and cash equivalents	17,092	(884,831)	624,263
Cash and cash equivalents, at beginning of year	25,510	910,341	286,078
Cash and cash equivalents, at end of year	$42,602	$25,510	$910,341

Supplemental cash flow information:
Cash paid for interest	$169,054	$104,969	$44,726
Non-cash investing and financing activities:
Capital assets acquired through capital lease	$—	$64,352	$—
Debt discount on debt issued with warrants	$408,000	$462,221	$—
Annual accrual of dividends	$297,710	$275,657	$255,238

See independent auditor’s report and accompanying notes to the financial statements.

RuMe Inc.

Notes to Financial Statements

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

RuMe Inc. (the “Company” or “RuMe”) was incorporated in the State of Delaware in December 2010. The Company manufactures, distributes and sells reusable bags and accessories for environmentally and socially-conscious consumers. The Company sells both directly to consumers and through retailers for whom the Company is a contract manufacturer, as well as its branded products into the promotion products industry.

Basis of Accounting and Presentation

The financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

The most significant estimates relate to accounts receivable reserves, inventory overhead allocations and reserves, accruals, estimated useful lives of property and equipment, and inputs used to derive the fair value of warrants issued in connection with debt and fair value of stock-based compensation awards.

Cash and Cash Equivalents

The Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. Cash and cash equivalents are generally maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced losses related to these balances.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the invoice amount. Accounts receivable are generally unsecured customer obligations that typically require payment within 30 days from the invoice date. Payments of accounts receivable are applied to the specific invoices identified on the customer’s remittance advice or, if unspecified, to the earliest unpaid invoices.

The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts and includes consideration of the creditworthiness and financial condition of those specific customers. The Company records an allowance to reduce the specific

RuMe Inc.

Notes to Financial Statements

receivables to the amount that is reasonably believed to be collectible. The Company also records an allowance for receivables based on multiple factors including historical experience with bad debts, the financial condition of the Company’s customers, and the aging of such receivables. Amounts are considered past due based upon contractual terms. Accounts are written off when they are deemed uncollectible, based on management’s judgement. At December 31, 2017 and 2016, the allowance for doubtful accounts was approximately $32,077 and $100,000, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value, including provisions for obsolescence commensurate with known or estimated exposures, and consist primarily of components, packaging and finished products purchased for resale. Inventories are shown net of a valuation reserve of approximately $300,000 and $85,000 at December 31, 2017 and 2016, respectively. The cost of inventories includes purchased materials, direct and indirect labor, and manufacturing overhead costs. At December 31, 2017 and 2016, work-in-process and finished goods inventories were de minimis as products are generally produced and shipped the same day.

The Company maintains reserves for excess and obsolete inventories to reflect inventories at the lower of its stated cost or market value. The estimate for excess and obsolete inventories is based upon management’s assumptions about future demand and market conditions. Based upon current market information, management believes the reserves for excess and obsolete inventory are adequate at December 31, 2017 and 2016.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which ranges from 3-7 years. Leasehold improvements are depreciated over the lesser of the related lease term or the estimated useful life of the asset. For the years ended December 31, 2017, 2016 and 2015, depreciation expense was approximately $243,000, $203,000, and $165,000 respectively. For the years ended December 31, 2017, 2016 and 2015, depreciation expense included in cost of sales was approximately $137,000, $102,000, and $36,000, respectively.

Intangible Assets

Intangible assets primarily consist of website and software development costs. The Company follows the provisions in the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, for capitalizing software costs. Costs incurred during the application development stage are capitalized, and costs incurred during the preliminary project and the post-implementation stages are expensed as incurred. Capitalized software through December 31, 2017, represents costs paid to third parties for development activities. Capitalized software costs are amortized using a straight-line method over the estimated useful life of approximately 3 years. Amortization begins when the products are ready for their intended use. For the years ended December 31, 2017, 2016 and 2015, amortization expense was approximately $25,000 and $23,000 and $41,000, respectively.

RuMe Inc.

Notes to Financial Statements

For the year ended December 31, 2018, amortization expense is expected to be approximately $9,000.

Impairment of Long-Lived Assets

ASC 360-10, Property Plant, and Equipment requires that long-lived assets, such as property and equipment and intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, at least annually. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. Specifically, management projects undiscounted cash flows expected over the period to be benefited. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management’s best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized is permanent and may not be restored. The Company determined that indicators of impairment did not exist during the years ended December 31, 2017, 2016 and 2015.

Accrued Dividends

The Company accrues unpaid dividends in accordance with the amended and restated articles of incorporation. The Company is not obligated to pay such accruing dividends unless a liquidation event occurs, or other criteria are met, as defined. As such, accrued dividends are recorded as long-term in the accompanying balance sheets.

Revenue Recognition

The Company recognizes revenue when earned, that is, when the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished products. Customer prepayments received in advance of shipment are recorded as liabilities until such products are shipped. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

The Company charges shipping and handling costs to the customer and recognizes those fees within sales. Inbound shipping and handling costs are included in cost of sales, while outbound shipping and handling costs are included in operating expenses. For the years ended December 31, 2017, 2016 and 2015, approximately $1,006,000, $861,000 and $698,000, respectively, of costs incurred for inbound shipping and handling were included in cost of sales. For the years ended December 31, 2017, 2016 and 2015, approximately $530,000, $610,000 and $346,000, respectively, of costs incurred for outbound shipping and handling were included in operating expenses.

Research and Development

Research and development costs are expensed as incurred.

RuMe Inc.

Notes to Financial Statements

Advertising

Advertising costs are expensed as incurred and total approximately $895,000, $1,340,000 and $917,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Income Taxes and Uncertain Tax Positions

The Company accounts for income taxes under ASC 740, Accounting for Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is required to the extent it is more likely than not that a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance related to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more likely than not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. The Company performs a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740. Based upon this review, the Company did not recognize any material uncertain tax positions for the years ended December 31, 2017, 2016 and 2015. The Company’s tax returns for 2015 forward are subject to examination by the Internal Revenue Service and state taxing authorities. Penalties and interest, if any, would be reflected in operating expenses.

Deferred Loan Costs

Deferred loan costs have been capitalized on the accompanying balance sheets, and in accordance with GAAP, are presented as a reduction of the corresponding debt liability. Loan costs are amortized using the straight-line method (which approximates the effective interest method) over the term of the respective borrowing agreement, unless the debt obligation is terminated earlier, in which case the remaining costs are expensed in the period of termination. The Company incurred loan costs in connection with the senior line of credit and senior notes payable of approximately $124,000 during the year ended December 31, 2017. Loan costs incurred during the years ended December 31, 2016 and 2015 were de minimis. Deferred loan costs, net of accumulated amortization, were approximately $30,000 for the senior line of credit and approximately $64,000 for the senior notes payable at December 31, 2017. Amortization of deferred loan costs for the year ended December 31, 2017 was approximately $30,000.

RuMe Inc.

Notes to Financial Statements

Deferred Rent Liability

For leases that contain escalations and free rent abatement, the Company records the total rent expense over the initial lease term on a straight-line basis. Any difference between minimum rent and straight-line rent is recorded as a liability within accrued expenses and other liabilities in the accompanying balance sheets.

Stock-Based Compensation

The Company follows standards established by ASC 718-10, Compensation- Stock Compensation (“ASC 718”), which requires that share-based payments be accounted for using a fair-value-based method. Accordingly, compensation cost for options are recognized on a straight-line basis over the requisite service (vesting) period for the entire award. The fair value of restricted stock awards is based on the estimated value of the Company’s common stock on the date of the award.

Fair Value of Financial Instruments

The Company follows the accounting guidance prescribed in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”). Among other requirements, ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosure about the use of fair value to measure assets and liabilities. ASC 825 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”) and requires an entity to report in earnings at each subsequent reporting date those unrealized gains and losses on items for which the fair value option has been elected.

Fair value is a market-based measure considered from the perspective of a market participant that holds the asset or owes the liability, rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability on a measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•                 Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities to which the Company has access at a measurement date;

RuMe Inc.

Notes to Financial Statements

•                  Level 2: Observable inputs other than Level 1 quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•                  Level 3: Unobservable inputs for which little or no market data exists, and for which the Company must develop its own assumptions regarding the assumptions that market participants would use in pricing the asset or liability, including assumptions regarding risk.

Because of inherent uncertainties in the valuation of assets or liabilities for which there are no observable inputs, those estimated fair values may differ significantly from the values that may have been used had a ready market for the assets or liabilities existed.

The following summarizes the Company’s fair value hierarchy:

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Stock warrants issued in 2017	$—	$—	$408,000	$408,000
Total	$—	$—	$408,000	$408,000

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Stock warrants issued in 2016	$—	$—	$462,221	$462,221
Total	$—	$—	$462,221	$462,221

See Note 11 for further information on stock warrants issued during the years ended December 31, 2017 and 2016. No stock warrants were issued during the year ended December 31, 2015.

New Accounting Pronouncements- Adopted

In July 2015, the FASB issued Accounting Standard Update (“ASU”) 2015-11, Inventory: Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 simplifies the measurement of certain inventories. Under the new guidance, inventories are required to be measured at the lower of cost or net realizable value, the latter representing the estimated selling price in the ordinary course of business, reduced by costs of completion, disposal, and transportation. Under current guidance, inventories are required to be measured at the lower of cost or market, but depending upon specific circumstances, market could refer to replacement cost, net realizable value, or net realizable value reduced by a normal profit margin. The guidance is to be applied

RuMe Inc.

Notes to Financial Statements

prospectively and is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. Management has adopted this standard as of January 1, 2017 and thus inventory is reflected at lower of cost or net realizable value in the financial statements. The adoption of the pronouncement did not have a material effect on the financial statements.

In January 2017, the FASB adopted ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). As required by the standard, excess tax benefits and deficiencies recognized on share-based compensation expense are recorded in the statement of operations as a component of income tax expense. Previously, these amounts were recorded as a component of additional paid-in capital on the balance sheets. The Company elected to apply the change in presentation to the statement of cash flows prospectively to classify excess tax benefits as an operating activity rather than a financing activity. Upon adoption, the Company determined that it did not have previously unrecognized excess tax benefits to be recognized on a modified retrospective transition method as an adjustment to retained earnings. The Company will continue to classify cash paid related to shares withheld to satisfy tax-withholding requirements as a financing activity, as required by the standard. The Company made a policy election to account for forfeitures as they occur, rather than estimating the expected forfeitures over the course of the vesting period. ASU 2016-09 also requires that excess tax benefits and deficiencies be prospectively excluded from assumed future proceeds in the calculation of diluted weighted average shares when calculating diluted earnings per share utilizing the treasury stock method. The Company applied this change prospectively, and it did not have a material impact on the Company’s financial statements.

New Accounting Pronouncements- Future Adoption

In May 2014, the FASB issued ASU 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASU 2014-09”). The new revenue recognition standard supersedes all existing revenue recognition guidance. Under ASU 2014-09, an entity must recognize revenue relating to contracts with customers that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for such goods or services. In order to meet this requirement, the entity must apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Additionally, disclosures required for revenue recognition will include qualitative and quantitative information about contracts with customers, significant judgments and changed judgments, and assets recognized from costs to obtain or fulfill a contract. The new revenue recognition standard is effective for annual periods beginning after December 15, 2017. Management is currently evaluating the potential impact of this new standard on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718) — Scope of Modification Accounting, to clarify when to account for a change to the terms or conditions of share-based payment award as a modification. Under the new standard, modification is required only if the fair value, the vesting conditions, or the classification of an award as equity or liability changes as a result of the change in terms or conditions. The amendments are effective for all

RuMe Inc.

Notes to Financial Statements

entities for annual periods beginning after December 15, 2017 and will be applied prospectively. Early adoption is permitted. The Company does not believe the adoption of this new accounting guidance will have a material impact on its results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its results of operations, cash flows and financial position.

Reclassifications

Certain reclassifications have been made to the 2015 financial statements to conform to the 2017 and 2016 financial statement presentation. Such reclassifications had no effect on stockholders’ deficit or net loss as previously reported.

2.              GOING CONCERN AND MANAGEMENT’S PLAN

The Company’s financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced significant losses and negative cash flows from operations, has negative working capital and is currently in default on its credit facility with its senior lender. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is contingent upon its ability to eliminate its default on its senior credit facility, raise additional capital, increase sales of its products and attain profitable operations. Management’s plan to attain profitability includes growth within contract manufacturing revenue, increasing effectiveness of online advertising and corresponding online revenues, executing strategic transactions, and restructuring of operations personnel and diversification of suppliers to reduce costs. There can be no assurances that the Company will be successful in these efforts or will be able to resolve its liquidity issues or attain profitability.

In November 2017, the Company entered into a strategic distribution agreement with a promotions product supplier, which in exchange for a royalty, grants that supplier the sole selling and distribution rights to RuMe branded product in the promotional product industry. The agreement commenced in 2018, however the effect on profitability cannot be determined at this time.

RuMe Inc.

Notes to Financial Statements

At various times in 2018, the Company received advances under its various senior and subordinated lending arrangements (see Note 14). Should the above plans not provide adequate funding for ongoing operations, the Company will be required to obtain additional capital which may or may not be available to the Company. Additionally, the senior creditor may or may not continue to waive the Company’s loan covenant violations and could call the credit facility for its current defaults.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability of and classification of assets and the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.              PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

December 31,	2017	2016
Printers and printing equipment	$672,724	$596,094
Molds	105,390	189,086
Office furniture, fixtures and equipment	38,071	123,504
Computers and computer software	90,452	135,890
Warehouse equipment	110,289	95,603
Leasehold improvements	70,500	102,326
	1,087,426	1,242,503
Less accumulated depreciation	(553,701)	(665,225)
Total property and equipment, net	$533,725	$577,278

4.              ACCRUED EXPENSES AND OTHER LIABLITIES

Accrued expenses and other liabilities consisted of the following as of:

December 31,	2017	2016
Accrued salaries, bonus and benefits	$292,200	$346,600
Deferred revenue and customer deposits	47,474	76,109
Gift card liability	64,859	60,463
Accrued trade payables and other	559,225	486,099
Deferred rent liability	103,554	76,188

Total accrued expenses and other liabilities	$1,067,312	$1,045,459

RuMe Inc.

Notes to Financial Statements

5.              SENIOR LINE OF CREDIT

The Company had a $2,000,000 operating line of credit with a financial institution, which expired on September 30, 2017. The line of credit bore interest at the prime rate plus 2.0%, payable monthly, and had an outstanding balance of $1,964,390 at December 31, 2016. The line of credit was secured by all the Company’s assets, was subject to various financial and other covenants and was guaranteed the Company’s majority investor for up to $1,000,000.

The operating line of credit was amended in September 2017 to reduce the amount available to borrow from $2,000,000 to $1,500,000, extend the maturity date to September 30, 2018 and modify the interest rate to a 30-day LIBOR rate plus 3.25%, payable monthly (4.81% at December 31, 2017). In addition, certain financial and other covenants that were not met through 2017 or at the September 2017 amendment date were waived. Amounts borrowed are subject to a borrowing base, based on certain qualified accounts receivable and inventory, as defined. The amendment also requires the Company to reduce the outstanding balance to $0 for 30 consecutive days each fiscal year, beginning with the year ending December 31, 2018 (“Resting Obligation”). At December 31, 2017, the outstanding balance was $1,500,601, less unamortized loan costs of $29,240 for a net carrying value of $1,471,361. At December 31, 2017, the Company was not in compliance with certain covenants.

In May 2018, the operating line of credit was again amended to reduce the outstanding balance to $1,375,000 and to reduce the maximum available amount to borrow to $1,250,000, at January 30, 2019 and extend the maturity date to April 30, 2019.

The Company has failed to comply with virtually all of the covenant requirements and has at times exceeded the maximum borrowings available. As a result the Company has entered into a forbearance agreement with the creditor in both May 2018 and October 2018 (See Notes 6 and Note 14).

The operating line of credit is secured by substantially all assets of the Company and an irrevocable standby letter of credit in the amount of $2 million obtained by the Company’s majority investor on behalf of the Company.

6.              DEBT

Senior Notes Payable

In 2015, the Company had a different $100,000 operating line of credit with the same financial institution, which was increased to $250,000 in July 2015. The expiration date of the line of credit was originally July 2016 and, in October 2016, the line of credit converted to a term note payable with a maturity date on October 1, 2019. The note payable bears interest at the prime rate plus 0.50% (5.00% at December 31, 2017) and is payable monthly through maturity. Principal repayments commenced on November 1, 2016 with 36 monthly principal repayments through maturity. The outstanding balance on the note payable was $156,908 and $236,898 at December 31, 2017 and 2016, respectively.

RuMe Inc.

Notes to Financial Statements

In September 2017, the Company added another term loan with a principal balance of $2,000,000 that requires interest payable monthly at the 30-day LIBOR rate plus 2.25% (3.63% at December 31, 2017), commencing October 31, 2017 through maturity on August 31, 2019. On or before January 17, 2018, the Company was required to make a $500,000 principal payment, and commencing on February 28, 2018, the term loan requires monthly principal payments of $31,500, with a balloon payment due at maturity for the unpaid principal balance. The outstanding balance on the note payable at December 31, 2017 was $2,000,000, less a discount of $327,422 (See Note 11) and less unamortized loan costs of $64,326 for a net carrying value of $1,608,252. In addition, certain financial and other covenants were not met through the September 2017 amendment date and were waived.

The term loan is secured by substantially all assets of the Company and also secured by an irrevocable standby letter of credit in the amount of $2 million obtained by the Company’s majority investor on behalf of the Company. In connection with the standby letter of credit requirement, the Company’s granted warrants to its majority investor (See Note 11).

In May 2018, the Company amended the term loan to increase the borrowed amount by $500,000 and reduce the required principal repayments from March 2018 through December 2018 from $31,500 to $15,750. Commencing January 2019, the Company is required to make monthly principal payments of $31,500, with a balloon payment due at maturity for the unpaid principal balance. See Note 14 for further discussion of the October 2018 amendment and forbearance agreement.

The Company has failed to comply with virtually all of covenant requirements and has at times exceeded the maximum borrowings available. Additionally, the Company is not currently in compliance with certain amended financial and non-financial covenants in the October 2018 amendment and is currently working with the creditor to resolve the matter. The total outstanding balance of the long-term debt is subject to accelerated maturity and, as such, the creditor may, at their option, give notice to the Company that the amounts owed are immediately due and payable. As a result, the full amounts outstanding under all facilities with the senior creditor December 31, 2017 have been classified as a current liability in the accompanying balance sheets.

Future scheduled payments of long-term debt, based on the refinanced terms in 2018 (excluding consideration of the current default), is as follows:

Year Ended December 31,
2018	$772,853
2019	1,384,055
Total	$2,156,908

RuMe Inc.

Notes to Financial Statements

Related Party Debt

Subordinated note payable

In October 2016, the Company entered into a subordinated note payable with its majority investor for $900,000, originally maturing in October 2017. The subordinated note payable provides for interest at 10% per annum compounded quarterly made as payment-in-kind by adding to the principal balance outstanding. In connection with the subordinated note payable in October 2016, the Company also entered into a warrant agreement as discussed in Note 11.

In September 2017, the subordinated note payable was extended to September 2019. No additional warrants were issued with the extension. At December 31, 2017 and 2016, the outstanding balance of the subordinated note payable, including accrued interest, was as follows:

December 31,	2017	2016
Subordinated related party note payable	$900,000	$900,000
Accrued interest	116,838	21,205
Less: note payable discount	—	(355,363)
Subordinated related party note payable, net	$1,016,838	$565,842

At various times in 2018, the subordinated note payable was amended to allow for and fund additional advances. for total additional up to $2.1 million and to extend the maturity date to March 31, 2020 (See Note 14).

Subordinated delayed draw note payable

In September 2017, the Company entered into a subordinated delayed draw promissory note with its majority investor to borrow up to $2 million, as defined, and payable at maturity in March 2020. Interest is charged at 10% per annum, compounded quarterly, payable on the first business day of each calendar quarter. To date, no amounts have been advanced under the subordinated delayed draw promissory note.

7.     CAPITAL LEASE OBLIGATIONS

The Company has two equipment leases which qualified for capital lease treatment and provide for monthly payments ranging from approximately $1,500 to $2,700, expiring through January 2020.

RuMe Inc.

Notes to Financial Statements

Future minimum payments due under the capital leases are as follows:

Year Ending December 31,
2018	$49,896
2019	47,191
2020	727
97,814
Less amounts representing interest	3,870
Capital lease liability	93,944
Current portion	47,661
Capital lease liability, non-current portion	$46,283

At December 31, 2017 and 2016, property and equipment include gross assets acquired under capital leases of approximately $211,000. At December 31, 2017 and 2016, accumulated depreciation was approximately $124,000 and $79,000, respectively. For the years ended December 31, 2017, 2016 and 2015, depreciation expense was approximately $45,000, $45,000 and $29,000, respectively.

8.     COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leased office space under various lease arrangements, which provided for monthly rent payments ranging from approximately $4,400 to $9,600 through June 2017. Total rent expense under this office lease amounted to approximately $48,000 for the year ended December 31, 2017, and approximately $104,000 in each of the years ended December 31, 2016 and 2015.

In May 2016, the Company executed a new office lease which provides for monthly rent payments ranging from approximately $21,000 to $29,000 plus common area maintenance charges through December 2023, which commenced in October 2016. A letter of credit for the amount of $300,000, expiring in September 2019, was provided by the Company’s majority investor as the initial security deposit. Total rent expense under this office lease amounted to approximately $291,000 and $74,000 for the years ended December 31, 2017 and 2016, respectively.

RuMe Inc.

Notes to Financial Statements

Future minimum rental payments under the new office lease described above, are as follows:

Year Ended December 31,
2018	$276,592
2019	287,814
2020	301,537
2021	315,259
2022	328,982
Thereafter	342,704
$1,852,888

Contingencies

The Company sources substantially all of its products internationally. Compliance with applicable U.S. and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws and foreign exchange controls increases the cost of doing business in foreign jurisdictions. The Company’s financial condition and operating results also could be significantly affected by other risks associated with international activities including, but not limited to, economic and labor conditions, increased duties, tariffs, taxes and other costs, political instability and changes in the value of the U.S. dollar versus local currencies.

The Company is currently in the process of evaluating its domestic tax filings relating to employment tax obligations. As of the date the financial statements were available to be issued, management has determined that an unfavorable outcome is probable of occurring and is in the midst of correcting the issue. As a result, of the Company has recorded an accrual of approximately $51,000 and $119,000 as of December 31, 2017 and 2016, respectively. As more information becomes available or such obligations are settled, an adjustment to this estimate as of December 31, 2017 could occur and such adjustment could be material.

The Company was in a dispute with its prior landlord for damages, repairs and other administrative fees. In May 2018, the Company executed a settlement agreement for approximately $70,000, which is included in accrued expenses and other liabilities in the accompanying balance sheets at December 31, 2017 (See Note 14).

The Company was in a dispute with a former employee for bonuses owed from 2015, and in May 2018 executed a settlement agreement for approximately $96,000, which is included in accrued expenses and other liabilities in the accompanying balance sheets at December 31, 2017 and 2016 (See Note 14). The amount accrued at December 31, 2016 was approximately $100,000.

The Company is involved in various legal proceedings and claims from time to time, arising from the normal course of business activities. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Those provisions are reviewed at least annually and adjusted to reflect the impacts negotiations, estimated settlements, legal rulings, advice of legal

RuMe Inc.

Notes to Financial Statements

counsel, insurance coverage and other information and events pertaining to a particular matter. In management’s opinion, resolution of all current matters are not expected to have a material adverse impact on the Company’s results of operations, cash flows, or financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect the Company’s future results of operations or cash flows, or both for a particular year.

Concentrations

Customers

At December 31, 2017 one customer accounted for approximately 66% of total accounts receivable. For the year ended December 31, 2017, two customers accounted for approximately 36% and 15% of total sales, respectively. The Company has not experienced losses related to these customers.

At December 31, 2016 one customer accounted for approximately 75% of total accounts receivable. For the year ended December 31, 2016, two customers accounted for approximately 35% and 21% of total sales, respectively. The Company has not experienced losses related to these customers.

For the year ended December 31, 2015, two customers accounted for approximately 37% and 23% of total sales, respectively.

Vendors

The company is dependent on its relationships with certain foreign suppliers, and the ability of those suppliers to provide products on a timely basis and on favorable pricing terms. During the year ended December 31, 2017, one foreign supplier accounted for approximately 50% of total purchases. During each of the years ended December 31, 2016 and 2015, two foreign suppliers accounted for approximately 70% of total purchases. The loss of one of these suppliers or a significant reduction in product availability could have a material adverse effect on the Company; however, the Company believes that its relationships with its suppliers are satisfactory. The Company historically has not experienced inadequate supply from its foreign suppliers. Additionally, the implementation of more restrictive trade policies, including those related to tariffs and trade barriers, or renegotiation of existing trade agreements in the U.S. or countries of the Company’s foreign suppliers could negatively impact the Company’s business, results of operations and financial condition.

9.     EQUITY

Amended Certificate of Incorporation

Based upon the amended and restated articles of incorporation, dated May 7, 2014, the total number of common and preferred stock that the Company is authorized to issue is 60,000,000 and 36,399,408, respectively. The authorized preferred stock by series is summarized as follows:

RuMe Inc.

Notes to Financial Statements

5,002,774 shares to be designated as Series A Preferred Stock; 2,500,924 shares to be designated as Series B Preferred Stock; 4,999,076 shares to be designated as Series B-1 Preferred Stock; and 23,896,634 shares to be designated as Series C Preferred Stock. In September 2017, the Company amended and restated its articles of incorporation to increase the total number of common stock and Series C Preferred Stock authorized to issue to 90,000,000 and 42,361,393, respectively.

The Series A Preferred, Series B Preferred, Series B-1 Preferred and Series C Preferred are collectively referred to as “Preferred Stock.”

Dividend Provisions

The Company shall declare all dividends pro rata on the common stock and the Preferred Stock. The right to dividends on Series A, Series B and Series B-1 Preferred Stock shall be cumulative, and shall accrue whether or not declared, at an annual rate of 8.0% per annum. At December 31, 2017 and 2016, cumulative unpaid dividends accrued by the Company totaled $1,618,583, and $1,320,873, respectively, and such amounts are shown as a long-term liability in the accompanying balance sheets. Rights to dividends on the Series C Preferred Stock are not cumulative and no right shall accrue to these holders, unless declared, in accordance with the amended and restated articles of incorporation.

Voting

The holders of the common stock are entitled to one vote for each share of common stock. Each holder of the shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted.

Conversion Provisions

Each share of Preferred Stock shall be convertible, at the option of the holder at any time, into fully-paid and non-assessable shares of common stock. The number of shares convertible shall equal the original issuance price divided by the conversion price (as defined) in effect at the time of conversion. The conversion price for the Series A Preferred Stock shall initially be $0.18. The conversion price for the Series B and B-1 Preferred Stock shall initially be $0.20. The conversion price for the Series C Preferred Stock shall initially be $0.1423. Additionally, each share of Preferred Stock shall be automatically convertible into fully-paid and non-assessable shares of common stock upon a vote of the majority of voting powers, or public offering and sale of common stock at least five times greater than the conversion prices resulting in at least $25,000,000 of proceeds.

Adjustment of the Conversion Provisions

In the event the Company shall issue additional shares of common stock for less than the Series C Preferred Stock conversion price, the conversion price shall be reduced to the consideration per share received. In the event the Company shall issue additional shares of common stock for

RuMe Inc.

Notes to Financial Statements

less than the Series A, Series B and/or Series B-1 Preferred Stock conversion price, the conversion price shall be reduced to a price based on a specific formula, as defined in the amended and restated articles of incorporation dated September 2017.

The financial statements do not reflect the fair value of the embedded features for the potential adjustment of the conversion price because the conversion instrument is not indexed to the Company’s own stock.

Redemption Provisions

The Preferred Stock is not redeemable at the option of the holders.

Liquidation Preference

The Preferred Stock are subject to certain liquidation preferences, as defined in the amended and restated articles of incorporation, that results in the following order of preference: first to the Series C Preferred Stock holders equal to the original issue price (including all declared and unpaid dividends); second to the Series A, Series B and Series B-1 Stock equal to the original issuance price (including all unpaid accruing dividends); and lastly to the common stock holders.

10.  STOCK OPTIONS

In 2011, the Company adopted an incentive stock option plan (the “Plan”) for management and key employees, which provided for the issuance of up to approximately 7.6 million shares of common stock. During June 2017, the Company increased the number of shares available to issue under the Plan to approximately 9.1 million shares of common stock. The Plan provides for the grant of the following stock awards: incentive stock options, non-statutory stock options, restricted and unrestricted stock awards. Under the terms of the Plan, options are granted at a price not less than the estimated fair market value of the shares at the date of grant. The number and terms of options granted under the Plan are determined by the Board of Directors when granted. Options are exercisable for a period determined by the Board of Directors, generally not more than 10 years following the date of grant.

The Company estimates the fair value of each stock option using the Black-Scholes option pricing model under ASC 718 using the following assumptions for 2017 and 2015 grants:

Year Ended December 31, 2017
Dividend yield	0%
Expected volatility	32.82-33.02%
Risk-free interest rates	2.07-2.09%
Expected term in years	6.00

RuMe Inc.

Notes to Financial Statements

Year Ended December 31, 2015
Dividend yield	0%
Expected volatility	44.3%
Risk-free interest rates	1.21%
Expected term in years	6.00

No awards were granted during the year ended December 31, 2016.

Dividend Yield

The Black-Scholes valuation model includes a single expected dividend yield as an input. Historically, the Company has not issued any dividends.

Expected Volatility

The Company does not maintain an internal market for its shares. The Company uses the volatility of peer group public companies to estimate the volatility assumption used in the Black-Scholes option pricing model.

Risk-Free Interest Rates

The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the U.S. Treasury yield curve in effect at the time of the grant.

Expected Term of Option

The expected term of the awards granted represents the period of time the awards are expected to be outstanding.

Expected Forfeitures

The Company accounts for forfeitures as they occur, in accordance with adoption of ASU 2016-09.

RuMe Inc.

Notes to Financial Statements

A summary of stock options issued as of December 31, 2017 and changes from January 1, 2015 through December 31, 2017 is presented below:

		Weighted	Weighted Average
		Average	Remaining Contract
	Shares	Exercise Price	Term (In Years)
Outstanding at January 1, 2015	6,704,915	$0.14	9.13
Granted	586,172	0.14
Exercised/Expired/Forfeited	—	—
Outstanding at December 31, 2015	7,291,087	0.14	8.29
Granted	—	—
Exercised/Expired/Forfeited	—	—
Outstanding at December 31, 2016	7,291,087	0.14	7.52
Granted	1,639,894	0.09
Expired/Forfeited	(645,088)	0.11
Outstanding at December 31, 2017	8,285,893	$0.13	6.93
Options exercisable at December 31, 2017	7,542,020	$0.14	6.67

RuMe Inc.

Notes to Financial Statements

The following table summarizes information about the Company’s unvested options as of December 31, 2017 and changes from January 1, 2015 through December 31, 2017:

		Weighted Average
		Grant Date Fair
	Unvested Shares	Value
Unvested at January 1, 2015	2,930,860	$0.005
Granted	586,172	0.024
Vested	(976,953)	0.005
Unvested at December 31, 2015	2,540,079	0.010
Granted	—	—
Vested	(1,172,344)	0.008
Unvested at December 31, 2016	1,367,735	0.011
Granted	1,639,894	0.028
Vested	(1,618,668)	0.013
Forfeited	(645,088)	0.028
Unvested at December 31, 2017	743,873	$0.030

Stock-based compensation expense was approximately $13,000 for the year ended December 31, 2017 and approximately $10,000 in each of the years ended December 31, 2016 and 2015. The total unrecognized compensation cost related to non-vested stock options granted was approximately $22,000 as of December 31, 2017 and is expected to be recognized over a weighted-average period of approximately three years.

11.  WARRANTS

In connection with the irrevocable standby letter of credit in the amount of $2 million obtained from the Company’s majority investor on behalf of the Company, the Company granted a warrant to purchase 7,857,344 shares of Series C Preferred Stock to its majority investor. The warrant agreement was executed in September 2017, provides for an exercise price of $0.01 a share, and expires after 10 years.

In connection with the subordinated loan agreement entered into in October 2016, the Company granted a warrant to its majority investor to purchase 10,344,210 shares of Series C Preferred Stock. The warrant agreement was executed in October 2016, provides for an exercise price of $0.01 a share, and expires after 10 years.

The Company recorded a debt discount of approximately $408,000 and $462,000 for the warrants granted in 2017 and 2016, respectively, equal to the fair value of the warrant at date of issuance, based on a waterfall model, assuming the shares will be converted to common shares. The debt discounts are being amortized to interest expense using the effective interest method over the term of the respective borrowing arrangement. For the years ended December 31, 2017 and 2016, amortization expense of the debt discounts was approximately $436,000 and $107,000, respectively.

RuMe Inc.

Notes to Financial Statements

12.  INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act was enacted into law. This U.S. tax reform contains several key provisions including the reduction of the U.S. federal corporate income tax rate to 21% effective January 1, 2018, as well as a variety of other changes including the limitation of the tax deductibility of interest expense, acceleration of expending certain business assets, and reductions in the amount of executive pay that could qualify as a tax deduction. As a result of the change in the corporate tax rate, the Company remeasured its deferred taxes as of December 31, 2017 based on the rate at which they are expected to reverse in the future, and recorded a reduction in net deferred taxes of approximately $764,000 (offset by a full valuation allowance in the same amount). This remeasurement and interpretation of the new law is provision subject to clarifications of the provision of the new legislation and final calculations. Any future changes to the Company’s provisional estimated impact on the U.S. tax reform will be reflected as a change in estimate in the period in which the change in estimate is made in accordance with Staff Accounting Bulletin No. 118 (“SAB 118”), Income Tax Accounting Implications of the Tax Cuts and Jobs Act. SAB 118 allows for remeasurement period of up to one year after the enactment date of the U.S. tax reform to finalize the recording of the related tax impacts.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Any differences between the statutory rate and the actual rate are the primarily the result of changes in the valuation allowance and other permanent differences.

The Company generated Federal net operating losses of approximately $2.5 million during the year ended December 31, 2017 and has cumulative net operating losses available for use through 2035 of approximately $5.1 million. The Company is currently in the process of evaluating amendments to prior federal income tax returns for corrections relating to past reported net operating losses.

Further, certain limitations may apply to the amount of net operating losses that can be used to offset future taxable income due to certain ownership changes, as defined in Section 382 of the Internal Revenue Code.

Net operating losses often result in deferred tax benefits in accordance with GAAP. However, in assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the uncertainty of the realization of certain benefits at this time, the Company has provided for a full valuation allowance against the deferred tax assets.

RuMe Inc.

Notes to Financial Statements

Significant components of the Company’s net deferred income taxes are as follows:

December 31,	2017	2016
Current deferred tax assets (liabilities):
Allowance for bad debt expense and inventory reserves	$81,900	$70,800
Accrued expenses	73,100	104,100
Other	12,500	47,600
Total current deferred taxes, net	167,500	222,500

Non-current deferred tax assets (liabilities):
Intangible assets and other	(13,000)	(25,500)
Property and equipment	(28,800)	(121,400)
Net operating losses	1,260,200	1,033,700
Total non-current deferred taxes, net	1,218,400	886,800
Net deferred taxes	1,385,900	1,109,300
Valuation allowance	(1,385,900)	(1,109,300)
	$—	$—

For the years ended December 31, 2017, 2016 and 2015, the Company did not recognize significant interest or penalties resulting from income taxes.

13.  RELATED PARTY TRANSACTIONS

The Company has debt and equity transactions with the majority investor that are described in Notes 6 and 9.

The majority investor has provided guarantees and letters of credit on the Senior credit facilities and the operating lease as described in Notes 5, 6 and 8. The majority investor has received warrants for some of those guarantees as described in Note 11.

The majority investor receives reimbursement for travel and other incidental costs related to its work with the Company which was minimal for all periods presented.

During 2018, the Company entered in to a consulting arrangement with former executives who are also founding shareholders as described in Note 14.

14.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 10, 2019, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements, other than events disclosed in Note 5, Note 6 and as disclosed below.

RuMe Inc.

Notes to Financial Statements

Senior Note Payable and Line of Credit and Forbearance Agreement

In May 2018, the senior line of credit was amended to reduce the outstanding balance to $1,375,000 and commencing January 30, 2019 to reduce the maximum available amount to borrow to $1,250,000 and extend the maturity date to April 30, 2019.

In May 2018, the Company amended the senior term loan to increase the borrowed amount by $500,000 and reduced the required principal repayments from March 2018 through December 2018 from $31,500 to $15,750. Commencing January 2019, the Company is required to make monthly principal payments of $31,500, with a balloon payment due at maturity for the unpaid principal balance.

In connection with the May 2018 senior line of credit and senior term loan amendments, the Company and its creditor entered into a forbearance agreement for the Company’s failure to meet its debt service coverage financial covenant at quarter ending December 31, 2017 and quarter ending March 31, 2018 and as a result of receiving line of credit advances exceeding its January 31, 2018 borrowing base. Further, it is anticipated that the Company will be unable to comply with the Resting Obligation requirement of the senior line of credit at December 31, 2018. The Creditor has agreed to forbear from exercising its rights or remedies as a result of the Company’s debt service coverage covenant default through March 31, 2019, and any default under the Resting Obligation requirement provided (1) there are no further defaults or events of defaults under the amended agreements, (2) the Company meets certain quarterly tangible net worth requirements commencing March 31, 2018 through March 31, 2019, as defined, (3) the outstanding balance of the operating line of credit does not exceed $800,000 for 30 consecutive days during the period from the May 2018 amendment through March 2019. The Company has not complied with certain of these requirements.

In October 2018, the Company again amended the terms of its senior debt facilities to amend the borrowing base requirements and entered into yet another forbearance agreement. In addition to the defaults cited in the previous amendments, the Company has failed to comply with the term loan principal payment requirements. The creditor agreed to forbear from exercising its rights or remedies on the condition that its majority investor provide the Company with an additional $1 million in advances under the subordinated note payable, and a total of $1.6 million in advances under a subordinated revolving note payable prior to December 31, 2018. Further, the forbearance agreement requires that (1) there are no further defaults or events of defaults under the amended agreements, (2) the Company meets certain quarterly tangible net worth requirements commencing June 30, 2018 through March 31, 2019, as defined, and (3) the outstanding balance of the operating line of credit does not exceed $800,000 for 30 consecutive days during the period from the October 2018 amendment through March 2019. The Company has not complied with certain of these requirements and is currently in default of the amended Forbearance agreement.

RuMe Inc.

Notes to Financial Statements

Subordinated Note Payable and Revolving Note Payable

At various times in 2018, the subordinated note payable was amended for total additional advances of approximately $2.1 million and extended the maturity date to March 31, 2020.

In August 2018, the Company entered into a subordinated revolving note payable with its majority investor for $600,000, payable in March 2020. The subordinated revolving note payable provides for interest at 10% per annum compounded quarterly made as payment-in-kind by adding to the principal balance outstanding. In October 2018, the Company amended the subordinated revolving note payable for an additional advance of $1 million, increasing the total amount advanced to $1.6 million.

Settlement Agreements

In May 2018, the Company and prior landlord entered into a settlement agreement for approximately $70,000, relating to disputed charges arising from damages, repairs and other administrative fees upon the Company vacating the premise in 2017. The settlement is payable in four monthly installments commencing from the execution date and shall accrue interest at the rate of 8% per annum until paid in full. Such amounts were paid in full by August 2018.

In May 2018, the Company and a former employee entered into a settlement agreement to resolve a dispute over bonuses owed from 2015 for $96,000. The settlement is payable as follows: $24,000 payable at execution of the settlement agreement, $24,000 by May 31, 2018, six monthly installment payments of $6,000 from June 2018 through November 2018 and one final payment of $12,000 prior to December 31, 2018. All amounts were paid as required.

In September 2018, the Company and three former employees and founding shareholders entered into a settlement agreement to repurchase 8,687,501 common shares, and 3,517,032 of stock options for a combined amount of approximately $117,000. In connection with the settlement agreement, the Company entered into a consulting agreement with two of the former employees and founding shareholders that provides for installment payments not to exceed $175,000 through July 2019, as defined.